Exhibit 2.11

KATANGA MINING LIMITED

March 31, 2009

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results of operations and financial condition of Katanga Mining Limited ("Katanga" or the "Company") and should be read in conjunction with the unaudited consolidated financial statements for the Company for the first quarter and the three months ended March 31, 2008 and the notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts unless otherwise indicated are in United States dollars. This information has been prepared as of May15, 2009. Katanga's common shares, warrants and notes trade on the TSX Exchange under the symbols "KAT" "KAT.WT" and "KAT.NT" respectively. Its most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the internet at www.sedar.com.

1.       Company Overview

Katanga Mining Limited ("Katanga" or the "Company") is incorporated under the laws of Bermuda.

Katanga, through Kamoto Copper Company SARL ("KCC") and DRC Copper and Cobalt Project SARL ("DCP"), is engaged in copper and cobalt mining and related activities. KCC and DCP operate on adjacent properties in the Democratic Republic of Congo ("DRC") and are working to create a major single-site copper and cobalt operation.

KCC and DCP are engaged in the exploration, refurbishment and rehabilitation of the Kamoto/Dima mining complex (the "Kamoto Project") and the copper and cobalt mines of KOV and Tilwezembe, respectively in the DRC.

The Kamoto Project includes exploration and mining properties, the Kamoto concentrator, the Luilu metallurgical plant, the Kamoto underground mine and two oxide open pit resources in the Kolwezi district of the DRC. The Kamoto Project commenced commercial production on June 1, 2008 following the completion of operational commissioning of the initial phase of development.

DCP's assets include mining properties, a concentrator and various oxide open pit resources, the largest of which is the KOV pit.. The KOV pit which is the largest resource of DCP is not yet in commercial production.

The Company has prepared a revised production plan with an initial 150,000 tonnes per annum ("tpa") production target. It is proposed that this will be achieved by maintaining capacity at 70,000 tpa until 2010, and rehabilitating the remainder of the KTC Concentrator and Luilu metallurgical facility to 150,000 tpa by 2012. Thereafter, the Company expects to continue the ramp-up to in excess of 300,000 tpa, utilizing new SX/EW modules.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

2.       Highlights and Outlook

Highlights for the three months ended March 31, 2009

o Total sales for the quarter were US$47.0 million, comprising US$27.8 million (7,750 tonnes) for copper cathode, US$10.9 million (460 tonnes) for cobalt metal, and US$8.4 million (16,952 tonnes) for cobalt concentrate sales.

o    Net loss for the quarter of US$52.0 million (US$0.25 per share).

o On January 12, 2009 at a special meeting its shareholders approved an increase in the authorized share capital of the Company, which now consists of 1,000 common shares with a par value of US$12.00 and 5,000,000,000 common shares with a par value of US$0.10.

o On January, 12 2009, the Company announced a new convertible loan facility of $265.3 million which included an amendment and restatement of the $150 million convertible debt completed on November 5, 2007.

o Underground mining -193,378 tonnes of ore and 22,005 tonnes of waste were mined. An average copper grade of 3.79% was achieved

o Open pit mining - 206,176 tonnes of ore and 2,209,868 tonnes of waste were mined. An average copper grade of 2.31% and a cobalt grade of 0.81% was achieved.

o Copper cathode production of 8,715 tonnes of copper cathode and cobalt production of 487 tonnes.

Outlook

o On April 28, 2009 the Company announced that it has entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore Finance (Bermuda) Limited ("Glencore"). These agreements provide for a non-convertible bridge loan facility of US$50 million (the "Bridge Loan") repayable June 30, 2009 and a rights offering via prospectus by the Company to raise at least US$250 million (the "Rights Offering" and, together with the Bridge Loan, the "Transactions"). The Rights Offering includes a standby commitment by Glencore to subscribe for such number of common shares (`Shares') at the conclusion of the Rights Offering as is necessary to ensure that Katanga raises US$250 million (the `Standby Commitment') under the Rights Offering

o The DRC Government Mine Contract Review is complete. The Company has agreed with La Generale des Carrieres et des Mines ("Gecamines") the basis on which the amended joint venture agreement will be finalized. The final form of the amended joint venture agreement and the merger of the Company's operating companies in the DRC is expected to be completed in the second quarter of 2009.

o For 2009, the Company is forecasting production of 45,500 tonnes of copper cathode and 4,000 tonnes of cobalt metal.

o Management is working with the Company's internal audit group and external consultants to take the necessary steps to resolve areas of weakness identified in supply chain management, accounting and reporting, payroll and capital projects

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

3.       2009 First Quarter Discussion

Operating Results

                                                                                   Three Months Ended
                                                              March 31,  December 31, September     June 30,     March 31,
                                                                 2009        2008      30, 2008       2008          2008
                                                                $'000       $'000       $'000         $'000        $'000
----------------------------------------------------------------------------------------------------------------------------
Sales revenue                                                     47,058     13,339       57,649         48,847      90,156
Cost of sales*                                                   (85,626)   (86,305)     (65,849)       (32,556)   (104,952)
----------------------------------------------------------------------------------------------------------------------------
                                                                 (38,568)   (72,966)      (8,200)        16,291     (14,796)

Other expenses                                                   (10,876)    (4,852)     (28,722)       (26,208)    (19,846)
Write down of mineral properties and inventory                         - (1,544,410)           -              -           -
Debenture interest                                                (3,704)    (4,511)      (4,627)        (4,567)     (4,721)
Interest income                                                      157      1,180        2,103          5,838       7,059
Income tax recovery/(provision)                                     (227)   392,805          628         (1,279)     14,908
----------------------------------------------------------------------------------------------------------------------------
Net loss                                                         (53,218)(1,232,754)     (38,818)        (9,925)    (17,396)
----------------------------------------------------------------------------------------------------------------------------

*Includes royalties and transportation costs and depreciation

The Company reported a net loss for the three months ended March 31, 2009, of $53.2 million, $(0.26) per share, compared with a net loss for the three months ended March 31, 2008, $17.4 million, $(0.10) per share.

     o Revenues of $47.1 million were generated from the sale of copper cathode (7,750 tonnes), cobalt metal (460 tonnes) and cobalt concentrate (16,952 tonnes) for the quarter. The net re-pricing adjustments were: copper $5.4 million increment; cobalt $0.6 million decrement; and, concentrate $0.9 million decrement. The movement in the marked-to-market provision for the quarter represented an unrealized gain of $0.5 million.

     o The cost of sales for the three months ended March 31, 2009, totaled $85.6 million (three months ended March 31, 2008, $104.9 million) and comprised of:
              o Selling costs of $18.9 million, including transport costs, government royalties (2% of gross sales revenue less transport costs) and Gecamines lease payments (2% of gross sales revenue less transport costs). Included in the item is $6.9 million of additional transportation costs identified on concentrate inventory that was impaired in the year ended December 31, 2008.
              o $41.0 million for costs directly attributable to mining operations (KTO and T-17), and processing operations (Kamoto concentrator and Luilu processing plant).
              o Site infrastructure and support costs of $16.8 million for site operating and maintenance costs not directly attributable to individual operations.
              o Depreciation of $8.9 million, with $3.9 million for amortization of mineral interests and $5.0 million of depreciation for property plant and equipment.
              o During the three months ended March 31, 2008, costs of sales comprised $39.3 million for costs directly attributable to mining operations of Nikanor PLC as well as $65.7 million of fair value adjustments recognized within cost of sales that resulted from inventory adjustments on acquisition

     o The other expenses for the three months ended March 31, 2009 totaled $9.7 million (three months ended March 31, 2008 - $19.8 million). These included:

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

              o General administrative expenses of $4.4 million (three months ended March 31, 2008 - $10.7 million) representing:
                      |X| The cost to maintain the corporate office function in London and South Africa $2.7 million (three months ended March 31, 2008 - $6.7 million);
                      |X| A stock-based compensation charge of $1.2 million (three months ended March 31, 2008 - $2.4 million);
                      |X| Professional fees and consultants costs of $0.5 million (three months ended March 31, 2008 - $0.7 million);
                      |X| During the three month period ended March 31, 2008 Pre-production costs of $1.0 million were incurred
              o Foreign exchange gain of $3.7 million (three months ended March 31, 2008 - $4.7 million loss). This includes a $2.2 million unrealized gain arising on the translation into US$ of the CDN$ denominated debentures.
              o Net derivative gain of $0.1 million (three months ended March 31, 2008 - $4.3 million loss) on settlement of derivative contracts.
              o   Interest expense of $0.2 million.
              o Settlement of a construction services contract of $10.1 million (three months ended March 31, 2008 - nil).

     o Interest income of $0.2 million (three months ended March 31, 2008 - $7.1 million loss) was earned on non-utilized funds. The decrease in the interest income earned during the three months ended March 31, 2009 was as a result of a decrease in cash. During the three months ended March 31, 2008 additional interest was earned on cash assumed on the acquisition of Nikanor PLC.

Cash Flows


                                                                            Three Months Ended
                                          March 31, 2009     December 31, 2008  September 30, 2008   June 30, 2008   March 31, 2008
Cash Flows from (used in):                     $'000               $'000              $'000              $'000            $'000
------------------------------------------------------------------------------------------------------------------------------------
Operating activities                                (71,337)              (501)           (59,532)             3,998          10,885
Financing activities                                100,000                  -                  -                  -               -
Investing activities                                (36,574)          (148,704)          (107,824)          (115,980)        362,320
------------------------------------------------------------------------------------------------------------------------------------

     o For the three months ended March 31, 2009, cash out flows from operating activities was $71.3 million (three months ended March 31, 2008 - inflows $10.9 million). A significant variance between the quarters is the commencement of commercial production effective June 1, 2008. As a development stage entity, prior to June 1, 2008, changes in working capital were included in investing activities, as they related to project expenditures; following commencement of commercial production, they are now part of operating activities. The cash used to fund operating activities was primarily spent on (and offset by):
              o The net loss for the period of $53.2 million (three months ended March 31, 2008 -$17.4 million).
              o   Adjusting non-cash items including:
                      |X| Depreciation of $8.9 million (three months ended March 31, 2008 - nil). During the months ended March 31, 2008 depreciation was capitalized given the development phase of the project and shown as investing activities.
                      |X| Stock-based compensation of $1.2 million (three months ended March 31, 2008 - $1.2 million);

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


                      |X| Debenture interest of $3.5 million (three months ended March 31, 2008 - loss of $4.0 million). Interest of $7.2 million in relation to the debenture was paid on January 1, 2009;
                      |X| A foreign exchange gain of $3.7 million (three months ended March 31, 2008 - loss of $4.7 million);
                      |X| Accretion of the asset retirement obligation $0.1 million (three months ended March 31, 2008 - nil).
                      |X|  Net derivative gain of $0.1 million (three months
                           ended March 31, 2008 - loss of $4.4 million);
                      |X|  Recognition of future tax charges of $0.2 million
                           (three months ended March 31, 2008 - $15.1
                           million recovery).
              o Increase in trade receivables of $23.6 million (three months ended March 31, 2008 - $22.5 million) due to the accounts receivable balance as at December 31, 2008 being abnormally low due to the impact of provisional pricing adjustments made in the fourth quarter of 2008.
              o Increase in prepayments and other receivables of $4.8 million, (three months ended March 31, 2008 - increase of $14.6 million)
              o Increase in inventories of $4.5 million (three months ended March 31, 2008 - $1.6 million) as a result of higher inventory balances marginally offset by a lower unit price.
              o Increase in accounts payable of $11.6 million (three months ended March 31, 2008 - increase of $10.3 million) due to recognition of additional liabilities in the normal mine management as well as the settlement of a construction services contract marginally offset by a reduction in creditors as detailed in the `Balance sheet discussion' below.
     o Investing activities in the three months ended March 31, 2009 totaled $36.6 million (three months ended March 31, 2008 - increase of $362.2 million)
     o Financing activities in the three months ended March 31, 2009 totaled $100.0 million (three months ended March 31, 2008 - nil) as a result of the refinancing of the Glencore convertible facility

Production

The process of producing copper cathode, cobalt metal and concentrate is achieved through distinct processes which are described and reviewed below. The production statistics for each of these areas is presented in item 22 - Summary of Quarterly Results.

Underground (KTO)

During the quarter ended March 31, 2009, 193,378 tonnes of ore and 22,005 tonnes of waste were mined from underground. An average copper grade of 3.79% was achieved (2008 - 4.19%) and a cobalt grade of 0.46% (2007 - 0.44%).

Open Pit (T17)

At T17, 2,209,868 tonnes of waste were removed in the quarter ended March 31, 2009 and 206,176 tonnes of ore produced with a copper grade of 2.31% and a cobalt grade of 0.81%.

Kamoto Concentrator

The Kamoto concentrator processes ore from KTO underground and T17 open pit. In the quarter ended March 31, 2009, it processed 387,487 tonnes of ore from which 37,835 tonnes of concentrate were produced. The capacity of the concentrator exceeds the current mine production capability and continues to meet planned availability and recovery.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Luilu processing plant

In the quarter ended March 31, 2009, 8,715 tonnes of copper cathode were produced along with 487 tonnes of cobalt metal.

Open Pit (Tilwezembe)

Due to the decrease in copper and cobalt prices, on November 21, 2008 the Company suspended production of Cobalt concentrate and as a result mining at Tilwezembe was suspended.

Kolwezi Concentrator

The Kolwezi concentrator processes the ore from the Tilwezembe open pit and, as discussed above, the Company made the decision to suspend Cobalt concentrate production in the quarter ended December 31, 2008.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

4.       Balance Sheet Discussion

                                                       March 31,       December 31,
                                                          2009             2008
                                                         $'000            $'000
                                                   ----------------------------------
Assets
Cash, cash equivalents and restricted cash                     34,787          42,449
Accounts receivable                                            10,272               -
Other current assets                                           90,205          80,980
Property, plant and equipment                               1,362,259       1,342,924
Other non-current assets                                       27,078          64,003
                                                   ----------------------------------
                                                            1,524,601       1,530,356
                                                   ----------------------------------
Liabilities
Current liabilities                                           169,626         192,884
Convertible debt                                              263,536         163,848
Debentures payable                                             92,710          94,520
Other long-term liabilities                                   192,482         226,744
                                                   ----------------------------------
                                                              718,354         677,996
                                                   ----------------------------------

                                                   ----------------------------------
Shareholders' equity                                          806,247         852,360
                                                   ----------------------------------

Cash and Cash Equivalents / Liquidity

The cash balance decreased to $34.8 million from $42.5 million. The reduction has occurred as a result of operating cash out flows of $71.3 and investing activities out flows of $36.6 million, and realized foreign exchange gains of $0.2 million offset by $100.0 million inflow from the refinancing of the convertible debt.

Accounts receivable

Copper, cobalt and cobalt concentrate sales are made under various sales agreements. Sales are made at a provisional price in the month of shipment with final pricing based on average prices at a specified period. For the comparative period ended December 31, 2008 the open provisional invoices were re-priced and resulted in net payable balance of $13.3 million and included within Accounts payable and accrued liabilities.

Other Current Assets

Other current assets increased to $90.2 million from $81.0 million primarily because of an increase in finished goods inventory due to an increase in mine production and prepaid expenses and other assets as part of day to day operating activities.

Property, Plant and Equipment

Property, plant and equipment increased to $1,362.3 million from $1,342.9 million primarily due to additions of $36.6 million offset in part by depreciation and amortization of $8.9 million as well as the reassessment of an accrual to a related party (discussed below in `Current liabilities'). The additional increase relates to the continuing costs of phase II of the rehabilitation project.

Other Non-current Assets

Other non-current assets decreased to $27.1 million from $64.0 million. This is primarily due to the reduction in future tax assets of $34.4 million as a result of the availability to offset future tax assets and losses following the merger of site operations into a single joint venture operation.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Current Liabilities

Current liabilities have decreased to $169.6 million from $192.9 million. This is in part result of:

     o Trade debtors reflected in a receivable position to the group as at March 31, 2009, as opposed to the $13.3 million liability recognized at December 31, 2008
     o Revision to accrual to a related party (`KOL') resulting in a decrease to the accrual of $10.7 million.

Convertible Debt

Convertible debt has increased to $263.5 million from $163.9 million as a result of

     o a new finance facility of $100 million underwritten by Glencore International AG ("Glencore");
     o recognition of an interest accrual of $5.4 million of the three month period, this interest accrual has been capitalized to Mineral properties (a caption of `Property, plant and equipment');
     o recognition of an accretion of the equity component of the facility of $0.7 million; offset by
     o recognition of an equity instrument of $5.1 million (in addition to the initial $2.7 million) on the refinanced facility.

Debentures Payable

The decrease in debentures payable to $92.7 million from $94.5 million has occurred as a result of an unrealized foreign exchange gain of $2.2 million on the revaluation of the CDN dollar denominated debentures into US dollars, offset in part by accretion of the debt of $0.4 million.

The Company's outstanding debentures are due November 20, 2013. Interest on the debentures is payable semi-annually in arrears with equal installments on January 1 and July 1 of each year, with interest payable from the closing date to June 30, 2007 capitalized and payable on maturity and cash interest payments commencing January 1, 2008.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Other long-term liabilities

Other long-term liabilities include $187.7 million related to the future income taxes recorded for the future income tax liability on the fair value assigned to the KOV open pit at the expected tax rate of 30%. Also included in other long-term liabilities at March 31, 2009, is $4.8 million relating to asset retirement obligations.

Off-Balance Sheet Arrangements

As at March 31, 2009, the Company had no off-balance sheet arrangements.

5.       Contractual Obligations and Commitments

The following table summarizes the Company's contractual and other obligation, as at March 31, 2009.

                                  Total   Less than 1  1-3 years 4-5 years  After 5
                                              year                           years
Payments due by period              $          $           $         $        $
------------------------------------------------------------------------------------
Property operating lease             2,604         868      1,736        -         -
Capital expenditure commitments     17,293      17,293          -        -         -
Debentures payable (1)             159,772      12,884     25,838  121,050         -
Long-term debt (1)                 292,798           -    292,798        -         -
------------------------------------------------------------------------------------

     (1) The total payable includes all interest costs to the date of repayment

The Company is obligated under the terms of an operating lease for minimum annual property office rental payments of $0.9 million for a period of five years, commencing September 19, 2006, with an option to renew for a further five years.

6.       Capital Resources

The Company's objective when managing capital resources is to maintain the confidence of shareholders and investors in the implementation of its business plans by: (i) maintaining sufficient levels of liquidity to fund and support its exploration, development stage and operating properties and other corporate activities, and (ii) maintaining a strong balance sheet, to ensure ready access to debt and equity markets, and to facilitate the development of major projects. Management monitors its financial position on an ongoing basis. The Company manages its capital resource structure and makes adjustments to it based on prevailing market conditions and according to its business plan. Most of the Company's capital resources come from the issuance of equity, including the Rights Offering (as defined below), as well as listed debentures and convertible debt. Capital resources are monitored on a daily basis and are the responsibility of the CFO and Finance and Treasury Director.

As of March 31, 2009, all obligations are being met by funds currently fully utilized comprising long-term debt. In order to meet short-term funding commitments, on April 28, 2009, the Company announced that it had entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore Finance (Bermuda) Limited ("Glencore"). These agreements provide for a non-convertible bridge loan facility of $50 million repayable June 30, 2009, and a standby commitment from Glencore in respect of a $250 million rights offering (the "Rights Offering") to be made by way of a short form prospectus.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

In the opinion of management, the working capital as at March 31, 2009, together with the proceeds from the Rights Offering, together with anticipated future cash flows from operations in accordance with the revised production plan, is sufficient to support the Company's commitments until the end of 2010. The Company's total planned capital expenditures for 2009 will focus on the completion of Phase 2 of the Project, and are forecast to be $17.3 million. The Company expects to fund these expenditures with cash flows from operations and a portion of the proceeds of the Rights Offering.

For periods beyond 2009, the Company's cash flows from operations are expected to increase as a result of the increase in commercial production following completion of Phase 2 of the Project.

During the year ended December 31, 2008, the Company invested a total of $438.6 million in capital expenditures. These expenditures were funded through the issuance of convertible debt in 2007, as well as cash assumed on the acquisition of Nikanor PLC.


7.       Changes in Accounting Policies

New accounting policies

On January 1, 2009, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants, ("CICA").

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company does not expect that this will have any material impact on its consolidated financial statements. CICA 3064 Goodwill and Intangible Assets

The CICA has issued Handbook Section 3064 Goodwill and Intangible assets which may affect the financial disclosures and results of the Company. This Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will adopt the requirements commencing in the quarter ending March 31, 2009. Section 3064 establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC-27 Revenues and expenses during the pre-operating period. The application of Section 3064 Goodwill and Intangible assets did not have an effect on our financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, "Mining Exploration Costs." The EIC provides guidance on accounting for capitalization and impairment of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on our financial statements.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

To be adopted in fiscal 2010 and beyond

International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards ("IFRS"). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Should the Company engage in a future business combination, it would consider early adoption to coincide with the adoption of IFRS.

Non-controlling Interests

Also in October 2008, the CICA issued Handbook Section 1602, Non-controlling Interests, to provide guidance on accounting for non-controlling interests subsequent to a business combination. This is effective for fiscal years beginning on or after January 2011.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

8.       Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include Katanga's estimate of recoverable value on its investment in the redevelopment of the Kamoto Joint Venture Assets, fair value estimates for the assets and liabilities used to account for the acquisition of Nikanor, fair value estimates for stock options and warrants, the fair value of the Glencore convertible debt, the residual value of the equity portion of the Glencore convertible debt, and estimated lives of depreciable assets. These estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond Katanga's control.

Katanga's recorded value of its mineral interests associated with the redevelopment of the Kamoto Joint Venture Assets is based on historical costs. The cost of acquisition of Nikanor was allocated to the net assets acquired based on fair values. The carrying values of these assets are expected to be recovered in the future. Katanga's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. Katanga is in an industry that is exposed to a number of risks and uncertainties, including political risk, exploration risk, development risk, commodity price risk, operating risk, ownership risk, funding risk, currency risk and environmental risk. Bearing these risks in mind, Katanga has assumed reasonable world commodity prices will be achievable, as will costs used in studies for projected construction and mining operations. All of these assumptions are potentially subject to significant change, which are out of Katanga's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to these assets.

The fair value of the stock options and warrants is calculated using an option pricing model that takes into account the exercise price, the expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield and the risk free interest rate for the term of the option.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


9.       Outstanding Share Data


(a) AUTHORIZED

           1,000 common shares, par value $12.00 each 5,000,000,000 common shares, par value $0.10 each

On January 12, 2009 the authorized share capital of the company was increased from 300,000,000 to 5,000,000,000 common shares with a par value of $0.10 (see note 15).

(b) Issued:

                                                                                          Number of Shares
                                                                                          -----------------

Balance - December 31, 2006                                                                     78,037,476
Exercise of options                                                                                216,667
Exercise of warrants                                                                               633,600
                                                                                          -----------------

Balance - December 31, 2007                                                                     78,887,743
Performance shares issued to former Nikanor employees                                              215,362
Shares issued to acquire Nikanor                                                               127,217,697
                                                                                          -----------------
Balance - December 31, 2009 and May 15, 2009                                                   206,320,802
-----------------------------------------------------------------------------------------------------------

The Company has a Stock Option Plan which is consistent with the policies of the Toronto Stock Exchange (the "TSX").

During the three months ended March 31, 2009, there were no options granted pursuant to the Company's stock option plan and 530,000 options cancelled during the period.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

10.      Use of Financial Instruments

The fair values of all derivatives are separately recorded on the consolidated balance sheet. Derivatives embedded in other financial instruments or non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contract and the host contract is not carried at fair value. No derivatives or embedded derivatives were designated as a hedge.

The Company acquired foreign exchange derivatives at fair value as a consequence of the acquisition of Nikanor PLC:

A summary of the assets and liabilities associated with the derivatives is as follows:

                                                                         As at                As at
                                                                       March 31,          December 31,
                                                                         2009                 2008
                                                                           $                    $
-----------------------------------------------------------------------------------------------------------
Current
Foreign currency forward contract                                                   -                 (48)
-----------------------------------------------------------------------------------------------------------
                                                                                    -                 (48)
-----------------------------------------------------------------------------------------------------------

11.      Related Party Transactions

Related Parties

Kamoto Operating Limited ("KOL"), a company incorporated pursuant to the laws of the DRC, has been appointed to act as the operator of the Kamoto project pursuant to the Kamoto Joint Venture Agreement and an operating agreement ("Operating Agreement") between KOL and the Company's subsidiary, KCC, executed on November 2, 2005. Current shareholders and a director of the Company are owners of KOL. The Operating Agreement establishes the terms and conditions pursuant to which KOL as operator will provide services to KCC in the planning and conduct of exploration, development, mining, processing and related operations with respect to the Kamoto Joint Venture Assets, including a management fee to be provided to KOL. Fees to the end of May, 2008 have been capitalized to mineral interests. From the commencement of commercial production on June 1, 2008, fees have been expensed to the consolidated statement of operations and comprehensive loss and deficit. Negotiations remain in place between KOL and Katanga for the acquisition of KOL and subsequent termination of the Operating Agreement, and an update will likely be made in the second quarter of 2009. The statements represent the most likely outcome of those negotiations.

Enterprise Generale Malta Forrest SPRL ("EGMF"), a company owned by George Forrest and which has Malta Forrest as a Director, both of whom have a beneficial interest in the Company, was involved in the sourcing and provision of goods and services (including construction and other resources), mining of one of the open pit ore bodies, civil work and the construction of a tailings dam.

Malta Forrest, who is a Director and has a beneficial interest in the Company, provides consultation on corporate affairs in the DRC.

Bateman Engineering N.V ("Bateman"), a company in the BSG Resources group who through Oakey Investment Holdings, is a major shareholder in the Company, and is engaged in the engineering and procurement of KOV and the Kamoto Project.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

DEM Mining SPRL ("DEM"), Dan Gertler holds an interest in the shares in DEM and has a beneficial interest in the Company. DEM were contracted to drill, mine and transport ore from the Tilwezembe mine to the crusher at the KZC plant. This contract finished in December 2008.

La Generale des Carrieres et des Mines ("Gecamines"), a state owned and operated mining enterprise of the DRC, has a 25% minority interest in DCP and KCC. Both DCP and KCC are required to make royalty payments to Gecamines. In addition, DCP purchases goods and services from Gecamines in the normal course of business.

Glencore International AG ("Glencore") is a major shareholder and is represented on the Board of the Company. Glencore entered into a 100% off-take agreement for concentrate sales with the Company and commencing January 1, 2009, pursuant to additional off-take agreements all copper and cobalt metal produced will also be sold to Glencore on market terms. Glencore has also provided funding to the Company in the form of convertible debt (note 4 and note 10).

RP Capital ("RP Capital") is a major equity shareholder and under a relationship agreement with the Company holds one board seat. RP Capital has a beneficial interest in the Company with the funding they provided the Company in the form of the convertible debt of January 12, 2009. Cosaf, Ruwenzori and RP Explorer Funds are all part of the RP Capital Group.

Xstrata Queensland Ltd ("Xstrata ") is identified as a related party on the basis Glencore holds a significant interest in the company at December 31, 2008, this interest represented 34.45% of the issued share capital. During the year, Xstrata has provided mining equipment and services to the Company.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Transactions

All transactions are in the normal course of business. The following table provides the total amount of the transactions entered into with these related parties:

                                                               Three Months Ended March    Three Months Ended March
                                                                       31, 2009                    31, 2008
                                                                           $                          $
---------------------------------------------------------------------------------------------------------------------
Purchases from related parties
Bateman                                                                                -                       3,156
DEM                                                                                  181                       9,361
EGMF                                                                               8,774                       6,112
Gecamines                                                                          2,541                       1,670
KOL                                                                                    -                       2,262
Malta Forrest                                                                          -                          90
Sales to related parties
Glencore                                                                           6,617                      69,459
---------------------------------------------------------------------------------------------------------------------
                                                                         As at                      As at
                                                                    March 31, 2009            December 31, 2008
                                                                           $                          $
---------------------------------------------------------------------------------------------------------------------
Amounts owed to related parties
EGMF                                                                               4,244                           -
DEM                                                                                1,206                       3,690
Bateman                                                                            3,931                       8,257
Gecamines                                                                             11                          13
Glencore (convertible debt)                                                      202,464                     162,885
RP Capital                                                                        64,789                           -
KOL                                                                                3,704                       5,116
Xstrata                                                                                -                      14,608
---------------------------------------------------------------------------------------------------------------------
Amounts owed by related parties
Glencore                                                                           7,311                       7,454
---------------------------------------------------------------------------------------------------------------------

12.      Health, Safety, Community and Environment

In terms of the health and safety policy, there is explicit recognition of the importance of a safe and healthy work environment, created as a result of joint responsibility between the Company and its employees. The Company is actively developing and implementing procedures, practices, training, and audit protocols to ensure implementation across its operation. This includes emergency response preparedness and relevant training.

There were two fatalities in Q1 2009 as a result of separate underground mining accidents on February 27 and March 01, 2009 respectively. The Company provided assistance and support to both families. Extensive accident investigations, involving both our internal safety personnel and local government officials, were undertaken to understand every aspect of these isolated incidents and to identify and implement measures to prevent any reoccurrence.

In December 2008, the Company's consultants (SRK) completed a draft Environmental & Social Impact Assessment ("ESIA") which is supported by a series of Environmental & Social Management Plans. The focus now shifts to operational implementation and revision of these plans, as well as consultation with the various stakeholders before eventual submission of a final ESIA report to government authorities. It is anticipated that this will be complete by mid 2009, subject to any revision in the project plan as a result of changes in the commodity and capital markets. In the meanwhile, community development and ongoing communications are maintained, all be it at a somewhat lower level than originally anticipated.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

13.      Contract Review

On February 11, 2008, KCC received letters from the Minister of Mines for the DRC notifying both DCP and KCC of the DRC Government's position as a consequence of the review by the DRC Government of the mining rights which DCP and KCC hold. The letter from the Minister included a statement of terms upon which the Government proposes discussions be based upon to balance the partnership between the DRC and DCP and KCC. DCP and KCC has formally responded to the Minister of Mines.

The Company continues active discussions with both the DRC Government and Gecamines to merge the existing KCC and DCP joint venture agreements into one combined joint venture agreement. This combined joint venture agreement is expected to address the letters received by each of KCC and DCP from the Minister of Mines for the DRC and to incorporate all of the matters agreed to in the February 8, 2008 agreement and August 2008 Memorandum of Understanding, as further discussed below.

The mining concession on which the Company is currently operating and developing is located in the DRC. As a result the Company is subject to certain risks, including possible political or economic instability in the DRC, which may result in the impairment, loss of the mineral concession or renegotiation of the joint venture contract with Gecamines. Any changes in laws or regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. In relation to the DRC Commission appointed by the DRC Government to review mining agreements, the Company expects there to be no material adverse effect. However no assurance can be given as to the outcome of any future discussions or negotiations between DCP, KCC and the DRC Government or that either DCP's or KCC's security of tenure and ability to secure additional financing in the future may not be adversely affected so as to have a material adverse effect on its business, operating results and financial position.

February 2008 Agreement

On February 8, 2008, the Company announced that Gecamines and KCC have signed an agreement, ("February 2008 Agreement") that sets out compensation, security and payment in exchange for the release to Gecamines of the portion of the KCC concession that represents the Mashamba West and Dikuluwe deposits. These deposits were not scheduled to start producing oxide ores until 2020 and 2023, respectively.

The agreement provides for Gecamines to replace these deposits by July 1, 2015 with other deposits having a total tonnage of 3,992,185 tonnes of copper and 205,629 tonnes of cobalt according to Canadian Securities Administration rules (National Instrument 43-101), or pay over time, beginning July 1, 2012, a total of $825 million from Gecamines' entitlement to royalties and dividends from KCC. The parties have agreed to fix the equivalent value of the deposits released by reference to a feasibility study prepared in 2006. The agreement set this amount at $825 million, subject to a joint review by the parties. At July 1, 2012, the parties will calculate the proportion of the reserves replaced by Gecamines at that date. Dividends and royalties payable to Gecamines by KCC from this date will be paid into an escrow account to secure future payments by Gecamines. As at July 1, 2015, the parties shall recalculate the amount of reserves transferred to KCC. In the event Gecamines has not completely replaced the deposits, the balance of the amount due shall be paid in cash. Any cash thus remaining due shall be paid to KCC using the funds in the escrow account, and any remaining payments due will be met from Gecamines' future revenues from KCC, until full payment has been made.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

To assist Gecamines in finding replacement deposits, KCC and Gecamines shall conduct jointly managed exploration to be funded initially by KCC and reimbursed by Gecamines out of its revenues from KCC.

In addition to the agreement reached with Gecamines above, the parties agreed to complete a definitive agreement addressing transfer of the exploitation permits and mining rights over an agreed area, to encompass the approximate current concession area, from Gecamines to KCC. In exchange for this transfer, which will result in KCC holding the assets directly, KCC will pay to Gecamines as compensation $35 per tonne of remaining copper reserves identified in the feasibility study. This amount, which is approximately $135 million, will be paid over time on a basis to be agreed in the definitive agreement and will be based on the cash flows available to KCC. The agreement will also address various other matters relating to the joint venture, including the management of the exploration program.

August 2008 Memorandum of Understanding (MOU)

On August 5, 2008, Katanga announced a new Memorandum of Understanding with Gecamines that will be the basis for amending the KCC Joint Venture Agreement so that it incorporates provisions of the February 2008 Agreement as well as merges the DCP and KCC joint ventures, and addresses Government requirements resulting from the review of mining partnerships with Gecamines.

The MOU is consistent with each of the existing joint venture agreements in that 75% of the share capital of the merged JV is allocated to Katanga's wholly owned subsidiaries KFL Limited and GEC and 25% to Gecamines.

Additionally, the MOU provides the following:

  1. The share capital of the merged JV will be increased from $1 million to $100 million.
  2. Upon implementation of the merged JV, 5% of all additional joint venture funding until the project reaches 150,000 tonnes of copper output per year will be non-interest bearing and the remaining 95% will bear interest at a rate not greater than LIBOR plus 3%.
  3. The royalty rate for equipment and facilities provided by Gecamines as well as for ore reserve depletion will increase from 1.5% to 2.5% of net revenues.
  4. The first cash payment to Gecamines for transfer of exploitation permits and mining rights pursuant to the February 2008 Agreement is $5 million and will be made on implementation of the merged JV.
  5. The Board of KCC will be increased to eight members, three of whom will be appointed by Gecamines, and KCC will assume day-to-day management of the merged JV's operations within 12 months from the date of this MOU. This will result in the termination of the current operating agreement with KOL.

Joint Venture Update
Status of Negotiations with Gecamines Relating to the Merger of the KCC and DCP Joint Ventures ("Merged JV Company")

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Transfers of Exploitation Permits, Infrastructure and Other Necessary Surfaces The parties have now agreed the perimeters of the transfers of the KCC/DCP concession area deposits. This shall include the following permits which will be transferred from Gecamines to the Merged JV Company:

     o the whole of Exploitation Permit (EP) 525 (comprising 13 carres containing the Kamoto and Mashamba East deposits);

     o   part of EP 4958 (comprising 2 carres containing the T17 deposit).

It has also been agreed with Gecamines that all installations and infrastructures within the perimeter of the KCC/DCP concession area shall be rented by Gecamines to the Merged JV Company, with rental being covered by the royalties. Katanga has agreed that the KZC concentrator at Kolwezi will be returned to Gecamines who will re-employ following the transfer of former Gecamines employees.

The DCP exploitation permits shall be transferred to the Merged JV Company as part of the merger process.

As set out in the agreement between Gecamines, KFL Limited and KCC dated February 8, 2008 relating to the release of the Dikuluwe and Mashamba West deposits ("Concession Release Agreement"), the perimeter of the merged the KCC/DCP concession area will contain the surface necessary for the proper operation of the current activities of the merged joint venture company, including space for dumps, storage sites, tailings and new infrastructure (the "Necessary Surfaces"). The Necessary Surfaces will be sourced from adjacent exploitation permits. Once the Necessary Surfaces have been determined, they shall be rented to the Merged JV Company on an interim basis, pending drilling to determine whether the surfaces identified contain any mineral reserves. Provided no reserves are discovered, the relevant surfaces shall be transferred (or in certain cases leased) to the Merged JV Company.

Replacement Deposits

Gecamines shall have the right to undertake exploration activities to find replacement reserves of some 3,992,185 tonnes of copper and 205,629 tonnes of cobalt. Such exploration activities can take place within and outside the exploitation permits being transferred to the Merged JV Company. Any deposits found within the perimeters of the exploitation permits transferred or to be transferred to the Merged JV Company (other than the deposits, or extension of the deposits at Kamoto, Mashamba East, Tilwezembe, Kananga, T17 and KOV) shall be considered as replacement reserves, as well as any other deposits discovered in other perimeters belonging to Gecamines the exploitation of which may be transferred to the Merged JV Company.

As at July 1, 2015, to the extent that there is a shortfall in replacement deposits, the parties shall calculate the proportion of the shortfall and the financial compensation payable shall be calculated as the shortfall percentage multiplied by US$285,000,000. This amount (US$ 285m) has been arrived at by discounting back to July 1, 2015 the net cashflows attributable to the mining of the reserves, excluding resources, returned to Gecamines. Any amounts not paid at that time shall bear interest at the rate of 6 month LIBOR plus 3 per cent. Any future payments of dividends and royalties due after July 1, 2015 from the Merged JV Company to Gecamines can be withheld and set off against any outstanding amounts.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Share Capital and Financing

The share capital of KCC shall be increased to US$100 million. It has been agreed that the 25% equity interest of Gecamines and its subsidiary shall be non-dilutable. Katanga Mining Limited or one of its wholly-owned subsidiaries shall advance to Gecamines and its subsidiary the subscription amount of US$24.5 million payable by them in respect of the capital increase. Such advance shall form part of the pas-de-porte payment described below, and consequently shall not be repayable by Gecamines.

Dividends shall be distributed proportionate to the equity stakes of the shareholders in the merged joint venture company. Of the available cashflows of the Merged JV Company, 25% shall be used to pay dividends and 75% shall be used to repay shareholder and other borrowings.

Following the establishment of the Merged JV Company, 5% of the future funding requirements of the Merged JV Company shall be met by non-interest bearing equity financing from KFL and Global Enterprises Corporate Limited ("GEC"), until the project reaches its production target of 150,000 tonnes of copper output per year.

Rental, Royalty and Pas de Porte

A royalty shall be payable to Gecamines by the Merged JV Company for the use of the equipment and facilities as well as the depletion of the deposits. This rate is set at 2.5% of net revenues calculated in the same manner as royalties payable under the DRC Mining Code, namely sales less transportation, quality control, insurance and marketing costs.

A "pas de porte" ("entry premium") payment shall be payable by KFL/GEC to Gecamines for the access to the project. The total amount shall be USD 140 million, of which US$ 5 million has already been paid, payable in installments on an agreed schedule until 2016.

No further pas de porte will be payable in respect of the replacement reserves to compensate for the release of Dikuluwe and Mashamba West; however, any additional tonnage brought by Gecamines to the merged joint venture company after the released deposits have been fully compensated will incur a new pas de porte payment of US$35 per tonne of copper.

Board and Management

As previously announced, the board of directors of the Merged JV Company will be increased to eight members, three of whom will be appointed by Gecamines. In addition, it has been agreed that the CEO will be appointed by KFL/GEC, and the deputy CEO will be appointed by Gecamines. A management committee shall be constituted, comprising the CEO, deputy CEO, three employees of the merged joint venture company appointed by KFL / GEC, and one employee of the merged joint venture company appointed by Gecamines. The Kamoto Operating Limited Operating Agreement will be terminated on or before September 30, 2009.

14. Increase in authorized share capital

On January 12, 2009 at a special meeting its shareholders approved an increase in the authorized share capital of the Company, which now consists of 1,000 common shares with a par value of US$12.00 and 5,000,000,000 common shares with a par value of US$0.10.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

15.      New Convertible Facility

On December 24, 2008, the Company announced it secured an underwriting of a US$265.3 million two-year mandatorily convertible loan facility ("Facility").

The Facility is split in two parts:
     o a new finance facility of US$100 million underwritten by Glencore Finance (Bermuda) Limited ("Glencore"); and,

     o an amendment and restatement of the existing US$150 million loan facility provided by Glencore, which, with accrued interest, amounts to approximately US$165.3 million ("Existing Glencore Facility").

The Facility bears interest at LIBOR plus 3% payable upon maturity. During the two-year term, the Facility is convertible at the option of each lender into common shares of the Company either at any time while the loan is outstanding at US$0.2783 per common share (as it may be adjusted for dilutive equity issues and other matters) (the "Conversion Price"), being the 5 day volume weighted average price per common share immediately prior to this announcement converted into US dollars using the noon rate published by the Bank of Canada for December 23, 2009, or at any time within seven days of any equity issuance of more than US$25 million by the Company at the price per share of the equity issuance converted into US dollars.

In addition, the Facility is convertible into Company common shares on a mandatory basis when US$250 million has been raised by the Company through equity and/or debt financing at the lower of the price equal to the initial conversion price (as adjusted) and the price per share of any equity issuance (of more than US$25 million) prior to such conversion and if more than one such equity issuance, at the weighted average price of such equity issuances, converted in each case into US dollars. An aggregate of up to approximately 953 million common shares are issuable upon conversion of the loan at the Conversion Price.

The Company has the right to repay the loan at any time although if repaid rather than mandatorily converted, lenders will have the right to subscribe for shares on the same basis as their existing conversion rights until the expiry of the two-year period.

The Existing Glencore Facility is currently secured by the pledge of shares over the Company's joint-venture interests in KCC. Given the proposed merger of KCC and DCP, the Facility will be secured by the pledge of shares over the Company's interests in both joint venture subsidiaries. The new financing available under the Facility has been drawn down by KCC and guaranteed by the Company.

Under normal circumstances, shareholder approval of the loan and the issuance of common shares upon conversion thereof would be required. However, the Company's Board of Directors, acting in good faith, and based in part upon the recommendation of the Financial Hardship Committee comprised of Robert Wardell and Terry Robinson, each of whom is an independent director, determined that the Company was in serious financial difficulty, that the proposed transaction was designed to improve the financial position of the Company, and that the Financing was reasonable in the circumstances.

On January 12, 2009, the Company completed the Facility underwritten by
Glencore.

Funding from the Facility was available immediately and was made available to the Company's joint-venture subsidiaries (KCC and DCP) to meet the immediate financing requirements of Katanga and its subsidiaries. Glencore advanced the entire US$100 million principal amount under the Facility.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

As of February 9, 2009, the Company completed the second close of the mandatorily convertible loan facility.

Participations in the Facility amounting to US$64.5 million (representing approximately 24.2% of the amount outstanding under the Facility) were transferred by Glencore to RP Explorer Master Fund ("RP") and certain affiliated entities and entities related thereto.

Pursuant to the terms of the Facility, accrued interest from January 12, 2009 to the second closing date was added to the principal under the loan which now totals approximately US$266,030,325 (CDN$324,344,172 based on the Bank of Canada nominal noon rate of US$1 : CDN$1.2192 as at February 9, 2009).

Glencore's participation in the Facility is now approximately US$217.5 million. This includes a participation of US$16 million which was transferred back to Glencore by an entity affiliated with certain parties related to RP, over which Glencore has granted a call option to another entity affiliated with certain parties related to RP.

16.      New financing

On April 28, 2009, the Company entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore Finance (Bermuda) Limited ("Glencore"). These agreements provide for a non-convertible bridge loan facility of US$50 million (the "Bridge Loan") repayable June 30, 2009 and a rights offering via prospectus by Katanga to raise at least US$250 million (the "Rights Offering" and, together with the Bridge Loan, the "Transactions").The Rights Offering includes a standby commitment by Glencore to subscribe for such number of common shares ("Shares") at the conclusion of the Rights Offering as is necessary to ensure that Katanga raises US$250 million (the "Standby Commitment") under the Rights Offering.

The Bridge Loan and Rights Offering are intended to improve Katanga's financial position, address Katanga's critical solvency concerns, fund completion of Phase 2 of the Project (as defined below) and allow for ramp-up of production. The Transactions represent the culmination of a six-month process by Katanga to resolve its serious financial difficulties.

The Bridge Loan addresses Katanga's immediate solvency risk as the funds were urgently required in order to fund the ongoing operations of the Company. The Rights Offering will address Katanga's requirement for an additional US$250 million in capital (as set out in press releases dated December 24, 2008, January 12, 2009, February 11, 2009, and March 31, 2009, the Management Information Circular dated December 15, 2008, and the Management's Discussion and Analysis for the year ended December 31, 2008). In addition to repaying the Bridge Loan, the funds received under the Rights Offering will provide funding to complete Phase 2 of the Project and to provide working capital for the ramp-up of production, although further funding will be required to complete further phases of the Project, as described in the Technical Report dated March 17, 2009. Glencore has agreed that it will, within three business days after the mailing of the final prospectus in respect of the Rights Offering, exercise its rights ("Rights") and subscribe for Shares under the Rights Offering in advance of the final closing of the Rights Offering (the "Early Liquidity Closing"). The Bridge Loan will be repaid out of these subscription proceeds.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Background to the Transactions

Since November 2008, Katanga has made diligent and concerted efforts to obtain funding commitments from new, unrelated investors in order to ensure its continued solvency and allow it to execute its development program, including an active process conducted by its financial advisor. Approaches were made to a total of twelve potential investors. In order to address interim funding pending the consideration of a transaction with one or more of these investors, Katanga approached Glencore to provide interim financing. Over the course of the negotiations and, in the absence of the receipt of any acceptable offers from the third parties to provide the required US$250 million to the Company, negotiations expanded to include the provision of a US$250 million equity investment by Glencore.

On March 18, 2009, Katanga established a special committee (the "Special Committee") comprised of independent directors (i.e. directors who were not appointed pursuant to relationship agreements with major shareholders (being Terry Robinson and Robert Wardell)) to consider offers to provide financing to the Company, and, specifically, the equity proposal received from Glencore. Negotiations with Glencore were conducted by independent members of senior management, its financial advisor and its legal advisors, Norton Rose LLP and Cassels Brock & Blackwell LLP, overseen by the Special Committee, and the Special Committee reported back only to unconflicted directors. The Special Committee, independent members of management, legal advisors and financial advisor actively negotiated with Glencore in respect of the terms of the Transactions.

The Special Committee and the Board of Katanga considered a number of factors in approving the Transactions, including the following:

(a) the fact that the Company was currently in severe financial distress and has an immediate need for committed funding in the amount of approximately US$50 million in order to pay current obligations and fund ongoing operations and this was addressed by the Bridge Loan;

(b) the fact that the Company requires a total of US$250 million in financing in order to ensure its continued solvency and successful completion of Phase 2 of the Kamoto/Dima mining project (the "Project") and ramp-up of production which is expected will be addressed by the Rights Offering;

(c) that, in order to continue trading, the Board of Katanga had to be convinced that both the interim and long-term funding through to the completion of Phase 2 of the Project are certain and will be available when required. Glencore's commitment to provide the Bridge Loan and to complete the early exercise of its Rights in connection with the Rights Offering provides that certainty;

(d) that a broad market canvass conducted by Katanga's financial advisor over a period of six months has failed to identify any other potential investors that are prepared to make a firm proposal to provide financing on terms that are as certain as those provided by Glencore;

(e) that shareholders will be entitled to preserve their pro rata interest in the Company through the exercise of Rights;

(f) that shareholders who wish to increase their shareholding in the Company will be able to do so via their exercise of the additional subscription privilege, assuming that all of the Rights are not exercised; and

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

(g) that the provision of the Standby Commitment by Glencore ensures the Company will raise at least US$250 million which will, in turn, cause the Facility to be mandatorily exchanged into Shares, thereby reducing the amount of debt on the Company's balance sheet.

Completion of the Rights Offering is, among other things, subject to the approval of the Toronto Stock Exchange (the "TSX") and the issuance of a receipt by applicable securities regulatory authorities for the final prospectus.

Bridge Loan

Concurrently with the execution of the Transaction Agreement, Katanga executed the Bridge Loan Agreement with respect to the Bridge Loan, pursuant to which its subsidiaries Katanga Mining Finance Limited and Kamoto Copper Company SARL may draw (subject to the conditions thereof) two stand-by secured bridge facilities in an aggregate amount of up to US$50 million from Glencore. Conditions precedent were satisfied and the Bridge Loan was available for drawdown immediately.

The Bridge Loan is drawn as needed to fund (together with other cash available to Katanga and its subsidiaries (the "Group")) the cash flow requirements of the Group from the start of the availability period until June 30, 2009.

The Bridge Loan bears an aggregate interest rate of 8% per year, and is repayable in full on June 30, 2009. The Bridge Loan will be repaid out of the first proceeds of the Rights Offering.

Katanga is not required to obtain a formal valuation under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") with respect to the Bridge Loan Agreement because the Bridge Loan is a related party transaction described in paragraph (j) of the definition of "related party transaction" in MI 61-101. Section 5.4(1) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement. Katanga is exempt from the minority approval requirement of MI 61-101 in respect to the Bridge Loan pursuant to Section 5.7(1)(f) of MI 61-101 because, among other things, the Bridge Loan Agreement was negotiated on an arm's length basis and does not involve an equity or voting component.

Katanga filed a material change report on May, 12, 2009, in relation to the Bridge Loan. The timing of the material change report was, in Katanga's view, both necessary and reasonable because the terms of the Transactions were approved by Katanga's Board on April 24, 2009 and, as discussed above, Katanga required immediate funding to address its critical liquidity requirements.

Rights Offering

Pursuant to the Rights Offering, Katanga is expected to raise gross proceeds of at least US$250 million through the offering of transferable Rights to eligible shareholders to subscribe for Shares at a subscription price per Share determined by Katanga's Board, provided that it will not be less than the U.S. dollar equivalent of the market price of the Shares less a 25% discount, subject to TSX rules. The record date and subscription price for the Rights Offering will be determined at the time of the filing of the final prospectus in respect of the Rights Offering. Each Right will entitle the holder thereof to subscribe for a number of Shares which will also be determined at the time of the filing of the final prospectus, such ratio to be calculated with the intention that Katanga raises at least US$250 million.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Shareholders that fully exercise their Rights will be entitled to subscribe for additional Shares, if available, that were not subscribed for by other Rights holders. The preliminary prospectus in respect of the Rights Offering was filed on May 8, 2009, and it is anticipated that the Rights will be offered in all provinces and territories of Canada and in certain other jurisdictions outside of Canada, where permitted. The Rights will be transferable over the TSX and will be exercisable for 21 days following the date of mailing of the final prospectus.

The material change report filed May 12, 2009 describes the Transaction Agreement whereby Glencore will provide the Standby Commitment, subject to conditions disclosed in this report, to subscribe for such number of Shares at the conclusion of the Rights Offering as is necessary to ensure that Katanga raises at least US$250 million under the Rights Offering. Glencore has agreed that it will exchange its interest in the Facility into Shares in accordance with the terms thereof prior to the record date of the Rights Offering. In addition, Glencore will, as soon as practicable after the commencement of the Rights Offering, exercise the basic subscription privilege associated with its Rights in order to provide immediate liquidity to Katanga. As consideration for providing the Standby Commitment, the parties have agreed that Glencore will be entitled to a fee at closing of the Rights Offering equal to 4% of the amount by which US$250 million exceeds the gross proceeds received by Katanga from Glencore pursuant to Glencore's basic subscription privilege, payable by the issuance of Shares (the number of Shares to be calculated with a price per Share of US$0.2971).

Under the terms of relationship agreements between the Company and certain of its major shareholders, those shareholders may, depending on their shareholding after completion of the Rights Offering, lose their directors appointment rights. Consequently, certain directors have entered into conditional resignation letters providing for their resignation on or after Early Liquidity Closing.

17.      Technical report

The Company filed a Technical Report, March 17, 2009, that covers the mineral reserves and operations of Katanga's two operating subsidiaries in the DRC, Kamoto Copper Company SARL and DRC Copper and Cobalt Project SARL which are to be merged. This report covers the merged company's 23 years of production from proven and probable mineral reserves as defined by National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101").


18. Disclosure Controls & Procedures and Internal Control and Financial reporting

Disclosure Controls

Disclosure control and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. For the fiscal year ended December 31, 2008, an evaluation was commissioned by the Company under the supervision for the CEO and CFO and with the participation of management of the effectiveness of the Company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Our CEO and CFO have certified that, as at March 31, 2009, the Company's DC&P has been designed effectively to provide reasonable assurance that material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted recorded, processed, summarized and reported within the time periods specified in securities legislation. They also certified that the Company's ICFR has been designed effectively to provide reasonable assurance regarding the reliability of financial rep financial statements for external purposes.

It should be noted that while the Company's CEO and CFO believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external reporting purposes in line with generally accepted accounting principles in Canada. Management is responsible for establishing and maintaining adequate internal controls over financial reporting appropriate to the nature and size of the Company. However, any system of internal control over financial reporting has inherent limitations and can provide reasonable assurance with respect to financial statement preparation and presentation.

The Company uses the COSO control framework. For the fiscal year ended December 31, 2008, an evaluation was commissioned by the Company under the supervision of the CEO and CFO and with the participation of management of the effectiveness of the Company's internal control over financial reporting. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company's internal controls over financial reporting were effective as at December 31, 2008. Management is continually monitoring and revising its control procedures and processes. Due to the size of it finance staff, there is not complete segregation of duties in the Company. However, for more complex areas of accounting and accounting estimates, the CFO and Controller review each other's work.

Internal Control and Financial reporting

Item 4(c) of Form 52-109F1 Certification of Annual Filings requires the Company's CEO and CFO to certify that they have designed the Company's internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. While the Company's certifying officers have concluded that they are able to make those certifications as required by applicable Canadian securities laws, management of the Company wishes to provide additional disclosure in this management's discussion and analysis in view of certain weaknesses that were identified by internal audit, with the participation of the Company's CEO, CFO and the Audit Committee, in the Company's management's discussion and analysis in respect of the three month period ended March 31, 2009 (the "Q1 2009 MD&A"), as contemplated by CSA Staff Notice 52-316 Certification of Design of Internal Control over Financial Reporting.

Internal audit findings

The internal audit findings of the Company still indicate areas that require improvement:

o    Supply chain management

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

o    Accounting and reporting
o    Payroll
o    Capital projects

Though the process of evaluating its internal controls systems, the Company and internal audit identified areas that require improvement regarding the internal control systems. To a large extent the weaknesses can be attributed with remote operations. Management is working with internal audit to take the necessary steps to resolve areas of weakness identified.

19.      Risk Factors

The Company's risk exposures and their impact on the Company's consolidated financial position are summarized below:

Credit risk

The Company's credit risk is primarily attributable to short-term deposits and trade receivables from copper, cobalt and concentrate sales. The Company has a concentration of credit risk with all sales primarily to two customers, which are closely monitored by management.

The majority of the Company's cash and cash equivalents are on deposit with banks or money market participants with a Standard and Poors rating of A or greater in line with the Company's treasury policy. The Company does not own any asset-backed commercial paper.

Market risk

(a) Interest rate risk

The Company has cash balances, fixed interest convertible debt and debenture notes. The interest rate on the convertible debt is a floating rate that is fixed on an annual basis, as at March 31, 2009 the floating rate has been fixed at 5.04%. The debenture notes have a fixed interest rate of 14.0%.

(b) Foreign currency risk

The Company's functional currency is the US dollar. Sales and the majority of major purchases are transacted in US dollars. The Company maintains the majority of its cash and cash equivalents in US dollars but it does hold balances in South African ZAR, GBP and Euros (for future expenditures which will be denominated in these currencies). It also maintains small balances in the local currency of the DRC, Congolese Francs. If the US dollar moved by plus or minus 1% at March 31, 2009, the unrealized foreign exchange gain or loss would move by approximately $1.0 million.

The debentures payable are denominated in CAD$ and as such the Company is exposed to unrealized foreign exchange gains or losses which will be realised upon maturity of the debentures on November 30, 2013. A plus / minus 1% movement in the exchange rate at March, 31, 2009, would affect the consolidated statement of operations and comprehensive loss by approximately $1.0 million.

(c) Commodity price risk

The Company sells copper, cobalt and cobalt concentrate at prevailing market prices. Under certain revenue contracts, final pricing adjustments are made after delivery to customers. The Company is therefore exposed to changes in commodity prices of copper and cobalt both in respect of future sales and previous sales which remain open to final pricing.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The Company has not used any commodity price derivatives in this or the prior year. There is currently no intention to hedge future copper and cobalt sales. This policy may change subject to financing arrangements.

As at March 31, 2009, the Company had 7,750 tonnes of copper, 460 tonnes of cobalt and 1,690 tonnes of concentrate sales for which final commodity prices have yet to be determined. These were valued at the end of the period at an average commodity price of $2,883 per tonne for copper, $25,005 per tonne for cobalt and $2,207 per tonne for concentrate. A 1% plus or minus movement in the copper and cobalt price at March 31, 2009, would result in approximately $0.4 million change to revenue and trade receivables.

Liquidity risk

On April 28, 2009 the Company announced that it has entered into a Bridge Loan Agreement and a Transaction Agreement with Glencore Finance (Bermuda) Limited ("Glencore"). These agreements provide for a non-convertible bridge loan facility of US$50 million (the "Bridge Loan") repayable June 30, 2009 and a rights offering via prospectus by the Company to raise at least US$250 million (the "Rights Offering" and, together with the Bridge Loan, the "Transactions").

20.      Financial Instruments

At March 31, 2009 and December 31, 2008, the Company's financial instruments consisted of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities, non-hedged derivative financial instruments, short-term and long-term debt. The Company estimates that the fair value of these financial instruments approximates the carrying values at March 31, 2009 and December 31, 2008, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

21.      Forward Looking Statements

Management's discussion and analysis may contain forward-looking statements, including predictions, projections and forecasts. Forward-looking statements include, but are not limited to, statements with respect to exploration results, the future price of copper and cobalt, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, anticipated budgets and exploration expenditures, capital expenditures, costs and timing of the development of new deposits, the success of exploration activities generally, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of any pending litigation and the successful completion of the Rights Offering. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results and interpretation of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper and cobalt; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration, development or construction activities, as well as those factors disclosed in the company's publicly filed documents. Although Katanga has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

22.      Summary of Quarterly Results

The following table sets out a summary of the quarterly results for the Company for the last nine quarters:

                                                         2007   2007   2007   2007    2008      2008      2008      2008      2009
                                                          Q1     Q2     Q3     Q4      Q1        Q2        Q3        Q4        Q1
Statement of Operations
(USD millions except where indicated)
Total revenues                                              -      -      -      -      90.2      48.8      57.6      13.3     47.0
Cost of sales*                                              -      -      -      -    (105.0)    (32.5)    (73.1)    (86.3)   (85.6)
Total revenues less cost of sales                           -      -      -      -     (14.9)     16.3     (15.4)    (73.0)   (38.6)
General administrative and other expenses                (3.9) (11.4) (10.9)  (7.8)    (19.8)    (26.2)    (21.5)     (4.9)   (10.9)
Impairment of mineral properties
and inventories                                             -      -      -      -         -         -         -  (1,544.4)       -
Debenture interest                                       (3.8)  (4.1)  (6.2)  (5.0)     (4.7)     (4.6)     (4.6)     (4.5)    (3.7)
Interest income                                           2.3    1.5    0.7    0.1       7.1       5.8       2.1       1.2      0.2
Net profit / (loss) before tax                           (5.4) (14.0) (16.4) (12.7)    (32.3)     (8.6)    (39.4) (1,625.6)   (53.0)
Loss per common share                                    0.07   0.18   0.21   0.15      0.10      0.05      0.19      5.98     0.26
Realized copper price (per lb)**                            -      -      -      -      3.58      3.71      2.38      0.06     1.31
Realized cobalt price (per lb)**                            -      -      -      -         -     32.00     28.03      8.40    11.35
Realized concentrate price (per tonne)**                    -      -      -      -  4,306.00  4,301.00  2,510.00     24.47      493
Total copper sold (tonnes)***                               -      -      -      -     1,996     3,892     4,197     8,472    7,750
Total copper produced (tonnes)                              -      -      -    340     3,946     5,314     6,812     6,090    8,715
Total cobalt sold (tonnes)                                  -      -      -      -         -        30       290       310      460
Total cobalt produced (tonnes)                              -      -      -      -         -       120       356       273      487
Total concentrate sold (tonnes)                             -      -      -      -    19,630     7,897     6,847    12,784   16,952
Total concentrate produced (tonnes)                         -      -      -      -     2,903    13,463    14,588     5,704        -
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet
Cash and cash equivalents                               166.0  100.6   37.9  100.7     463.4     352.5     178.3      42.5     34.8
Other current assets                                    170.7  110.8   54.3  128.5     612.1     476.0     325.4     123.4    100.5
Mineral interests and other assets                       78.3  143.9  223.2  320.3   2,431.8   2,599.8   2,704.0   1,364.5  1,389.3
Total assets                                            249.0  254.7  277.5  448.8   3,043.9   3,075.8   3,029.4   1,530.4  1,524.6
Current liabilities                                      12.1   16.5   39.8   67.2     110.2     130.0     103.3     192.9    169.6
Long-term debt                                           94.2  108.0  116.4  267.5     266.4     271.8     272.6      94.5    356.3
Other long-term liabilities                                 -      -      -      -     554.5     563.0     578.3     389.6    192.5
Total liabilities                                       106.3  124.5  156.2  334.7     931.1     964.8     954.2     677.0    718.4
Shareholders' equity                                    142.7  130.2  121.3  114.1   2,112.8   2,111.0   2,075.2     852.4    806.2
------------------------------------------------------------------------------------------------------------------------------------
Cash Flow
Operating activities                                     (0.6)  (2.9)  (6.7) (13.8)     10.9       4.0     (59.5)     (0.5)   (71.3)
Investing activities                                    (30.5) (62.6) (62.3) (72.8)    362.2    (116.0)   (107.8)   (148.7)   (36.6)
Financing activities                                        -    0.2    6.1  150.0         -         -         -         -    100.0
------------------------------------------------------------------------------------------------------------------------------------

*Includes royalties and transportation costs and depreciation
**Includes impact of provisionally priced sales which retain exposure to future changes in commodity prices being marked-to -market based on the LME forward rate for copper and LMB spot price for cobalt at the balance sheet date and repricing of those provisional sales in future periods
***Sales to June 1, 2008 (3,619 tonnes) were capitalized to mineral interest as they were prior to commencement of commercial production.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

The following production information sets out the quarterly results for the Company since initial mining began in the quarter ended June 30, 2007.


                                                        2007     2007      2007      2008      2008      2008      2008      2009
                                                         Q2       Q3        Q4        Q1        Q2        Q3        Q4        Q1
Cobalt and Copper Production Statistics*
Underground Mining
Waste mined (tonnes)                                     3,469     4,029     5,972    17,670    19,570    14,478    27,740    22,005
Ore mined (tonnes)                                      27,995    42,147   105,367   117,948   125,505   152,520   155,360   193,378
Copper grade                                              2.91      2.60      3.86      4.08      3.94      3.53      4.19      3.79
Cobalt grade                                              0.44      0.46      0.43      0.37      0.45      0.45      0.44      0.46
Open Pit Mining
Waste mined (tonnes)                                   512,574 1,400,998 1,610,830 1,250,836 1,652,307 1,320,606 1,181,999 2,209,868
Ore mined (tonnes)                                           -    36,986    63,705    95,055   103,791   151,044   129,653   206,176
Copper grade                                                 -      1.18      1.18      1.35      1.75      1.53      2.18      2.31
Cobalt grade                                                 -      0.50      0.50      0.83      0.80      0.98      0.91      0.81
Concentrator
Ore processed (tonnes)                                       -    71,247    84,726   206,615   218,530   269,997   305,445   387,487
Concentrate produced (tonnes)                                -     4,571     8,247    23,786    21,943    27,690    30,814    37,835
Met ullurgical Plant
Copper produced (tonnes)                                     -         -       340     3,946     5,314     6,812     6,050     8,715
Cobalt produced (tonnes)                                     -         -         -         -       120       356       273       488
------------------------------------------------------------------------------------------------------------------------------------
Concentrate Prodution Statistics**
Open Pit Mining
Waste mined (tonnes)                                                               1,998,161 1,598,767 1,333,922   438,413         -
Ore mined (tonnes)                                                                    50,718   156,632   269,897   132,545         -
Copper grade                                                                            1.30      1.36      1.39      1.44         -
Cobalt grade                                                                            1.39      1.32      1.01      1.23         -
Concentrator
Ore processed (tonnes)                                                                34,963   201,419   230,231    89,140         -
Concentrate produced (tonnes)                                                          2,903    13,463    14,588     5,704         -
Copper grade in concentrate                                                            11.51     11.72     12.68     12.75         -
Cobalt grade in concentrate                                                             7.03      5.48      3.78      4.95         -
------------------------------------------------------------------------------------------------------------------------------------

*Commercial production did not commence until June 1, 2008.
**Concentrate production operations were acquired from Nikanor Plc and only the production results relating to operations from the acquisition date are shown.